

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 25, 2022

David Ly
Chief Executive Officer
Iveda Solutions, Inc.
1744 S. Val Vista Drive, Ste. 213
Mesa, Arizona 85204

> **Re: Iveda Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 23, 2022**
> **File No. 333-267029**

Dear Mr. Ly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 460 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Peter Campitiello